UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 5

TCI Solutions, Inc.
(Name of the Issuer)
TCI Solutions, Inc. Retalix Ltd. RTLX LLC Survivor RTLX LLC Retalix Holdings Inc.
(Names of Persons Filing Statement)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
87229R 10 2
(CUSIP Number of Class of Securities)
Stephen P. DeSantis Chief Financial Officer and Secretary TCI Solutions, Inc. 17752 Skypark Circle Irvine, California 92614 Telephone: (949) 466-4618

Barry Shaked
President, Chief Executive Officer, and Chairman of the Board
Retalix Ltd.
RTLX LLC
Survivor RTLX LLC
Retalix Holdings Inc.
10 Zarhin Street, Raanana 43000, ISRAEL
Telephone: (972) 9-776-6677

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With Copies To:
Michael G. McKinnon, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 Telephone: (714) 668-6200	Harvey E. Bines, Esq. Sullivan & Worcester LLP One Post Office Square Boston, Massachusetts 02109 Telephone: (617) 338-2800

This statement is filed in connection with (check the appropriate box):

a.	|X|	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	|_|	The filing of a registration statement under the Securities Act of 1933.
c.	|_|	A tender offer.
d.	|_|	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|
Check the following box if the filing is a final amendment reporting the results of the transaction: |X|
Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$2,570,941.41	$514.19

* Based upon maximum proposed number of shares to be cashed out in the merger of 12,825,459 shares of common stock at $0.132 per share, 31,073 shares of Series A Preferred Stock at $0.8409 per share and 1,124,154 shares of Series B Preferred Stock at $0.7573 per share.

|X|

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$514.19
Form or Registration No.:	Schedule 14A
Filing Party:	TCI Solutions, Inc.
Date Filed:	April 25, 2005

INTRODUCTION

This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by TCI Solutions, Inc., a Delaware corporation (“TCI Solutions” or the “Company”), Retalix Ltd. (“Retalix”), an Israeli company, Retalix Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Retalix, and RTLX LLC and Survivor RTLX LLC, each a Delaware limited liability company of which Retalix Holdings Inc. is the sole member, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 1, 2005 (the “Merger Agreement”), by and among Retalix, the Company, Retalix Holdings Inc., RTLX LLC and Survivor RTLX LLC. A copy of the Merger Agreement is attached as Appendix A to a definitive proxy statement on Schedule 14A filed by the Company on October 28, 2005. In this Schedule 13E-3. In this Schedule 13E-3 we will refer to the proxy statement, including all of its appendices and schedules, as the “proxy statement.”

Capitalized terms used but not otherwise defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement. All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

The purpose of this Amendment No. 5 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Exchange Act.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company and all information herein concerning Retalix has been supplied by Retalix.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A, Item 1011

On November 21, 2005 the stockholders of TCI Solutions voted to approve the Merger Agreement at a special meeting of stockholders convened for this purpose. As a result of the approval of the Merger Agreement, RTLX LLC was merged with and into TCI Solutions, with TCI Solutions as the surviving company. Immediately following this merger, TCI Solutions was merged with and into Survivor RTLX LLC, with Survivor RTLX LLC as the surviving company. On November 21, 2005 Survivor RTLX LLC filed a Certificate of Merger with the Secretary of State of Delaware, and the merger of TCI Solutions with and into Survivor RTLX LLC became effective as of the date of this filing, at which time all outstanding shares of stock of TCI, other than shares held by (i) Retalix and its subsidiaries and (ii) stockholders who properly perfect appraisal rights under Delaware law, were converted into the right to receive $0.132 per share of common stock, $0.8409 per share of Series A Preferred Stock and $0.7573 per share of Series B Preferred Stock. The separate corporate existence of TCI Solutions ceased. As a result of the merger, TCI Solutions common stock became eligible for termination of registration pursuant to Rules 12g-4 and 12h-3 under the Exchange Act. Accordingly, on November 21, 2005, TCI Solutions filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 21, 2005

RETALIX LTD.

By:	/s/ Barry Shaked
	Name:	Barry Shaked
	Title:	President, Chief Executive Officer
and Chairman

RETALIX HOLDINGS INC.

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

RTLX LLC

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

SURVIVOR RTLX LLC

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

TCI SOLUTIONS, INC.

By:	/s/ Stephen P. DeSantis
	Name:	Stephen P. DeSantis
	Title:	Chief Financial Officer and Secretary

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